Mail Stop 3561

June 3, 2009

Michael J. Knesek
Senior Vice President, Controller and
   Principal Accounting Officer
Enterprise Products GP, LLC
1100 Louisiana Street
10th Floor
Houston, Texas 77002

      Re: **Enterprise Products Partners L.P.**
           Form 10-K for the Fiscal Year Ended December 31, 2008
           Filed March 2, 2009
           File No. 001-14323

Dear Mr. Knesek:

      We have completed our review of the above-referenced filing and have no further comments at this time.

                Sincerely,

                H. Christopher Owings
                Assistant Director